UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

inTEST Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

461147 10 0
(CUSIP Number)

Hugh T. Regan, Jr., Treasurer and Chief Financial Officer
inTEST Corporation, 804 East Gate Drive, Suite 200, Mt. Laurel, NJ 08054 (856) 505-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 23, 2012
(Date of Event Which Requires Filing This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Alyn R. Holt
2.		Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.		SEC use only
4.		Source of Funds (see instructions) PF
5.		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.		Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 1,267,006
	8.	Shared Voting Power 260,000
	9.	Sole Dispositive Power 1,267,006
	10.	Shared Dispositive Power 260,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 1,527,006
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.		Percent of Class Represented by amount in Row (11) 14.7%
14.		Type of Reporting Person* IN

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Connie E. Holt
2.		Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.		SEC use only
4.		Source of Funds (see instructions) PF
5.		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.		Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 150,427
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 150,427
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 150,427
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.		Percent of Class Represented by amount in Row (11) 1.5%
14.		Type of Reporting Person* IN

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Kristen Holt Thompson
2.		Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.		SEC use only
4.		Source of Funds (see instructions) 00
5.		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.		Citizen or Place of Organization U.S.A.
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 178,598
	8.	Shared Voting Power 260,000
	9.	Sole Dispositive Power 178,598
	10.	Shared Dispositive Power 280,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 458,598
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.		Percent of Class Represented by amount in Row (11) 4.4%
14.		Type of Reporting Person* IN

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Holt Charitable Remainder Unitrust u/a Dated 5/22/00
2.		Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.		SEC use only
4.		Source of Funds (see instructions) 00
5.		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.		Citizen or Place of Organization New Jersey
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 115,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 115,000
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 115,000
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.		Percent of Class Represented by amount in Row (11) 1.1%
14.		Type of Reporting Person* 00

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Alyn R. Holt Year 2001 Irrevocable Agreement of Trust u/a Dated 10/22/01
2.		Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.		SEC use only
4.		Source of Funds (see instructions) 00
5.		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.		Citizen or Place of Organization New Jersey
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 24,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 24,000
	10.	Shared Dispositive Power -0-
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 24,000
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.		Percent of Class Represented by amount in Row (11) 0.2%
14.		Type of Reporting Person* 00

CUSIP No. 461147 10 0
1.		Name of Reporting Persons Alyn R. Holt Trust fbo Kristen Holt Thompson u/a Dated 4/14/03
2.		Check the appropriate box if a member of a group (see instructions) (a) [X] (b) [ ]
3.		SEC use only
4.		Source of Funds (see instructions) 00
5.		Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ____
6.		Citizen or Place of Organization New Jersey
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 260,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 260,000
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 260,000
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) [ ]
13.		Percent of Class Represented by amount in Row (11) 2.5%
14.		Type of Reporting Person* 00

Schedule 13D/A
Amendment No. 4

The information in this Amendment No. 4 to Schedule 13D (this "Fourth Amendment") supplements and amends, but is not a complete restatement of, Schedule 13D and Amendments No. 1, No. 2 and No. 3 to the Schedule 13D (collectively, the "Schedule 13D") filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the "SEC") on May 7, 2010, May 27, 2010, August 4, 2010 and May 24, 2011, respectively, relating to the common stock, par value $0.01 per share (the "Common Stock"), of inTEST Corporation.  This Fourth Amendment should be read in conjunction with, and is qualified in its entirety by reference to, the Schedule 13D.  Capitalized terms used in this Fourth Amendment but not otherwise defined have the meaning ascribed to them in the Schedule 13D. This Fourth Amendment is filed to reflect the execution of new trading plans by the Reporting Persons, to replace the trading plans described in the Schedule 13D, which are expiring.

Item 2.		Identity and Background
a.

This Fourth Amendment is being filed by Alyn R. Holt, Connie E. Holt, Kristen Holt Thompson (collectively, the "Holt Family Members"), the Holt Charitable Remainder Unitrust u/a Dated 5/22/00 (the "2000 Trust"), the Alyn R. Holt Year 2001 Irrevocable Agreement of Trust u/a Dated 10/22/01 (the "2001 Trust"), and the Alyn R. Holt Trust fbo Kristen Holt Thompson u/a Dated 4/14/03 (the "2003 Trust"); the 2000 Trust, the 2001 Trust and the 2003 Trust, collectively, the Holt Trusts; and the Holt Family Members and the Holt Trusts, collectively the "Reporting Persons").

Each of the Reporting Persons beneficially owns shares of the Stock and previously entered into pre-arranged stock trading plans (the "2011 Trading Plans") for the sale of shares owned by each of them. According to their terms, the 2011 Trading Plans will expire on May 25, 2012. The Reporting Persons, desiring to continue to have trading plans in place, entered into new trading plans (the "2012 Trading Plans") on May 23, 2012. The broker instructions under the 2012 Trading Plans will not commence until after the expiration of the 2011 Trading Plans. The terms of the 2012 Trading Plans are substantially the same as the terms of the 2011 Trading Plans. The 2011 Trading Plans and the 2012 Trading Plans are also referred to below as the "Trading Plans".

Under the Trading Plans, the sellers have specified a program for selling shares at certain prices and at certain times. Such sales will commence when the trading price of the stock reaches $8.00 per share. At the time the 2012 Trading Plans were entered into, the stock was trading around $3.38 per share and had recently traded as high as $3.972 per share. Additional sales will be triggered by higher trading prices, provided that, if prior to September 23, 2012, the trading price per share of the Common Stock has not exceeded $8.00 per share, then the trigger price for all shares under the Trading Plans will be $8.00 per share.

All such sales will be conducted in accordance with Rule 144 under the Securities Act. Rule 144 imposes a volume limitation on the sales of shares by Mr. Holt and related persons during any three month period, which limitation will be applicable to the aggregate sales under these Trading Plans. The volume limitation is currently equal to the greater of (i) 1% of the total number of shares of the Company's stock outstanding (which would equal 104,081 shares based upon the number of shares outstanding as of May 23, 2012) or (ii) the average of the weekly reported volume of trading reported by NASDAQ during the four calendar weeks preceding the sales (which would equal 28,416 shares based upon the volume of trading reported during the four calendar weeks ending on May 18, 2012). The volume limitation may increase or decrease in the future depending upon the average trading volume of the shares during the four week period prior to any sale or the number of shares outstanding at such time. The aggregate number of shares covered by the Trading Plans is 1,851,031.

The respective Trading Plans have substantially the same terms, and sales of shares under the Trading Plans will be allocated among the Reporting Persons for purposes of complying with the aggregate volume limitation under Rule 144. As a result, the Reporting Persons may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act was filed with the Schedule 13D as Exhibit 99.1 on May 7, 2010. Each of the Reporting Persons disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the shares that may be deemed to be beneficially owned by it except with respect to any shares directly owned by the respective Reporting Person or for which the Reporting Person has investment power over as trustee. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares not directly owned by the respective Reporting Person.

The foregoing is a general description of the terms and conditions of the Trading Plans and is qualified in its entirety by the full text of the Trading Plans. The form of the 2012 Trading Plan is filed herewith as Exhibit 99.3.

	b.	The principal business address for each member of the Reporting Persons is: c/o inTEST Corporation, 804 East Gate Dr., Suite 200, Mt. Laurel, NJ 08054.

	c.	Alyn R. Holt is the Executive Chairman of the Corporation. Connie E. Holt is retired. Kristen Holt Thompson is not employed.

	d.	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

	f.	Each of the Holt Family Members is a citizen of the U.S.A. Each of the Holt Trusts was formed under the laws of the State of New Jersey.

Item 6.		Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Items 2 and between such persons and any person with respect to any securities of the Corporation, other than the understanding that the Reporting Persons have with respect to the execution of trading plans with Robert W. Baird & Co., Incorporated, as Broker, for execution of the sales of the shares directly owned by and, if applicable, fully vested in such Reporting Person pursuant to such trading plans, and the shared dispositive power which may be attributable to Kristen Thompson with respect to 20,000 shares of common stock of the Corporation owned by her husband.

Item 7.		Material to be Filed as Exhibits
Exhibit 99.1		Joint Filing Agreement dated May 7, 2010, by and among the Reporting Persons*
Exhibit 99.2		Power of Attorney*
Exhibit 99.3		Form of 2012 Trading Plans

* Indicates document previously filed as an exhibit to the Schedule 13D filed on May 7, 2010 and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   May 25, 2012

By:	/s/ Hugh T. Regan, Jr., Attorney-in-Fact for Alyn R. Holt Alyn R. Holt	By:	/s/ Hugh T. Regan, Jr., Attorney-in-Fact for Alyn R. Holt, Trustee of Holt Charitable Remainder Unitrust Alyn R. Holt, Trustee Holt Charitable Remainder Unitrust
By:	/s/ Hugh T. Regan, Jr., Attorney-in-Fact for Connie E. Holt Connie E. Holt	By:	/s/ Hugh T. Regan, Jr., Attorney-in-Fact for Alyn R. Holt, Trustee of Alyn R. Holt Year 2001 Irrevocable Agreement of Trust Alyn R. Holt, Trustee Alyn R. Holt Year 2001 Irrevocable Agreement of Trust
By:	/s/ Hugh T. Regan, Jr., Attorney-in-Fact for Kristen Holt Thompson Kristen Holt Thompson	By:	/s/ Hugh T. Regan, Jr., Attorney-in-Fact for Kristen Holt Thompson, Trustee of Alyn R. Holt Trust fbo Kristen Holt Thompson Kristen Holt Thompson, Trustee Alyn R. Holt Trust fbo Kristen Holt Thompson